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[LOGO -- INTERTAPE POLYMER GROUP]

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                   Pursuant to Rule 13a -- 16 or 15d -- 16 of
                      the Securities Exchange Act of 1934

        Intertape Polymer Group Inc. Announces Stock Repurchase Program

                          INTERTAPE POLYMER GROUP INC.

          110E MONTEE DE LIESSE, ST. LAURENT, QUEBEC, CANADA, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under
                          Cover Form 20-F or Form 40-F

        Form 20-F   X                                  Form 40-F   ___

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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         Yes   ___                                      No   X

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

November 22, 2000

                                          By:    /s/ ANGELA MASSARO-FAIN
                                            ------------------------------------
                                            Angela Massaro-Fain
                                            Advertising and Investor Relations
                                              Manager
                                            Intertape Polymer Group Inc.
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November 22, 2000                                              NYSE SYMBOL: ITP
                                                             T.S.E. SYMBOL: ITP

                          INTERTAPE POLYMER GROUP INC.
                                   ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Montreal, Quebec, Canada, November 22, 2000 -- Intertape Polymer Group Inc. (NYSE & TSE: ITP) announced today that its Board of Directors authorized to repurchase some of its common shares outstanding on the Toronto Stock Exchange
(TSE) and the New York Stock Exchange (NYSE), beginning November 24, 2000. The normal course issuer bid is subject to regulatory approval.

Under the bid, the Corporation may purchase for cancellation up to 1,421,100 shares. Intertape currently has 28,422,079 common shares presently outstanding, and therefore this would represent approximately 5% of today's outstanding shares. These purchases shall be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 24, 2000 and ending on November 23, 2001. The Corporation has purchased 242,300 common shares under a normal course issuer bid within the past 12 months.

Melbourne F. Yull, Intertape's Chairman and Chief Executive Officer stated: "We believe that the purchase by the Corporation of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand. Depending on market conditions, any purchases made will be made on that basis."

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with facilities in twenty North American and one European location.

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

     - risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

     - actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

     - the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

     - the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

     The Company does not undertake to publicity update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

FOR FURTHER INFORMATION CONTACT: Melbourne F. Yull
                                        Chairman and Chief Executive Officer
                                        Intertape Polymer Group Inc.
                                        Tel: (514) 731-0731
                                        E-mail: itp$info@intertapeipg.com
                                        Web: www.intertapepolymer.com